UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69712

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 010 1/2024 (MM/DD/YY) AND ENDING 12/31 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Foris Capital US LLC (formerly Watchdog Capital LLC)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36 Maplewood Avenue, Suite 47
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael O'Connell	(617) 901-0475	michael.oconnell@foriscaptial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

3488 S Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O'Connell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Foris Capital US LLC formerly Watchdog Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Tracie Beede
Notary Public, State of New Hampshire
My Commission Expires Apr. 12, 2028

[signature]

Notary Public

TRACIE BEEDE NOTARY PUBLIC STATE OF NEW HAMPSHIRE

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORIS CAPITAL US LLC
f/k/a Watchdog Capital LLC
(A wholly owned subsidiary of Foris DAX Markets, Inc.)
(SEC I.D. No. 8-69712)

Statement of Financial Condition
For the year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents





Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Foris Capital US, LLC (formerly Watchdog Capital, LLC)

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Foris Capital US, LLC (formerly Watchdog Capital, LLC) (the "Company") as of December 31, 2024, and the related statements of operations, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
March 06, 2025

FORIS CAPITAL US LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	1,400,397
Deposits with clearing organizations		252,833
Prepaid deposits and expenses		57,464
TOTAL ASSETS	$	1,710,694
LIABILITIES		
Payable to brokers, dealers and clearing organizations		29,323
Accounts payable, accrued expenses and other liabilities		97,552
TOTAL LIABILITIES	$	126,875
MEMBER'S EQUITY		1,583,819
Commitments and contengencies		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,710,694

The accompanying notes are an integral part of these financial statements.

FORIS CAPITAL US LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

1. **Organization and Nature of Business**

Foris Capital US LLC (f/k/a Watchdog Capital LLC) (the "Company"), a limited liability company organized under the laws of Georgia, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In September 2024, the Company underwent a change in ownership. As part of this transition, Watchdog HODL Group, LLC ("WHODL") remained the direct holding company of the Company, with Foris DAX Markets Inc. ("FDM") now serving as the indirect owner responsible for overseeing WHODL.

The Company operates as a full-service securities broker-dealer, providing a wide array of services within a single line of business, including general securities and investment banking services. As an introducing broker-dealer, the Company facilitates and clears securities transactions, while offering custody services for client assets, primarily in partnership with Apex Clearing Corporation ("Apex"). The Company does not maintain customer accounts or handle custodial functions related to client securities, relying on Apex for these services.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2024 and is not necessarily indicative of the results for any future period.

Use of Estimates

In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

Cash

The Company maintains its cash in bank deposit accounts, which may, from time to time, exceed the federally insured limit of $250,000 per depositor, as established by the Federal Deposit Insurance Corporation ("FDIC"). While these accounts are regularly monitored, and the Company does not anticipate incurring any losses, there is an inherent risk associated with holding cash balances above the FDIC insurance limits. In the event of a bank failure, any cash amounts exceeding the FDIC coverage limit may not be recoverable. As of December 31, 2024, the Company's cash deposits exceeded the FDIC-insured limit, which exposes the Company to potential credit risk. However, the Company has not experienced any losses related to its cash holdings to date.

FORIS CAPITAL US LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. Leases are classified as either finance or operating leases. The Company had a 6-month lease, which does not meet the disclosure requirements under current accounting standards. Therefore, there were no lease obligations requiring recognition or disclosure in the Company's December 31, 2024 financial statements.

Transactions with Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with Apex. Under the terms of this agreement, the Company is required to maintain a minimum $250,000 deposit with Apex to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

Aged receivables from brokers, dealers, and clearing organizations are classified as non-allowable assets for the purpose of the Company's net capital calculation. As of December 31, 2024, there were no outstanding receivables from Apex, indicating no such balances were included in the computation.

Income Taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the Member for tax purposes.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

FORIS CAPITAL US LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Recent Adoption of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2023. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. See Note 8 for further discussion.

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables and payables with brokers, dealers, and clearing organizations include cash on hand and commission receivables, less amounts payable for transaction costs on pending securities transactions with Apex. The Company reports receivables at their net realizable value. The balances of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2024 were as follows:

	Receivable	Payable
Receivables from and payables to brokers, dealers and clearing organizations	$ -	$ 29,323

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2024, the aggregate amount of the Company's prepaid deposits and expenses is $36,254, as disclosed in the Statement of Financial Condition.

5. **Occupancy**

In 2024, the Company entered into a six-month contract for office and coworking space, adding a boutique services component to its operational structure. This decision builds upon the prior transition from a traditional standalone office to a virtual office setup. The move to a virtual office was driven by the Company's focus on adaptability, reducing physical overhead, and promoting a more dynamic and collaborative work environment.

FORIS CAPITAL US LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

6. **Related Parties**

The Company had an Expense Sharing Agreement (ESA) with its former Parent, Chainstone Labs, through September 2024. Under this agreement, the Company was allocated a portion of expenses incurred by Chainstone on its behalf. This ESA was terminated in September 2024 due to the change in ownership of the Company. As of December 31, 2024, the Company had an outstanding obligation of $1,371 to related parties, in accordance with the terms of the agreement, which is disclosed in the Statement of Financial Condition.

In September 2024, the Company entered into a new Expense Sharing Agreement (ESA) with a third-party service provider, Foris Inc. This agreement covers costs related to the Company's employee benefits plan, including professional services for the management and administration of the plan. As of December 31, 2024, the Company had no outstanding obligation to related parties under the terms of this agreement.

7. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2024, the Company possessed a net allowable capital of $1,526,355, exceeding the required minimum net capital by $1,517,897. The ratio of aggregate indebtedness to net capital at the same date stood at 8.31%.

Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

FORIS CAPITAL US LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

8. **Segment Reporting**

   The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenue from a single line of business in 2024.

9. **Commitments and Contingencies**

   As a broker-dealer, the Company faces potential exposure to litigation, claims, and regulatory examinations. After a thorough assessment of these potential risks, management believes that, as of December 31, 2024, there are no matters expected to have a material adverse impact on the Company's financial position.

   The Company had no lease or equipment rental commitments (other than as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at or during the year ended December 31, 2024.

10. **Subordinated Liabilities**

    The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2024.

11. **Member's Equity**

    During the year ended December 31, 2024, the Company received capital contributions totaling $2,603,228 from its Parent entities, of which $18,228 was converted from debt-to-equity. In accordance with regulatory guidelines, the Company is prohibited from withdrawing any equity capital contributed during this period for one year from the date of contribution, unless such withdrawals are expressly authorized in writing by FINRA. However, the Company retains the authority to withdraw any profits earned during this restricted period, subject to regulatory approval and in compliance with applicable rules.

12. **Subsequent Events**

    Management has evaluated all events or transactions that occurred subsequent to December 31, 2024 through the date of the issued financial statements and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.